CITI 1

FOIA Confidential Treatment Requested by Citigroup Inc.

December 5, 2008

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated October 27, 2008.

2007 Form 10-K

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

1.                                      We note your response to comment 3 to our letter dated July 16, 2008. Please provide additional background information about the QSPE TOB structures. Specifically, please discuss the following:

A.          Tell us who has the ability to dissolve the QSPEs and how you concluded that this meets the criteria that the QSPE be demonstrably distinct from the transferor;

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

Citigroup’s Response: Dissolution of the trust is a scheduled event which is specified in the trust agreement. Dissolution occurs at maturity of the underlying bonds or at 80% of the expected maturity of the underlying bonds. The TOB may terminate in advance of its scheduled dissolution upon the occurrence of certain events. These events, which are outside the unilateral control of Citigroup, are specified in the TOB trust agreement. These events are related to the solvency of the underlying bond issuer, timely receipt of principal and interest payments on the underlying bonds, the tax status of the bonds, and other items which are subject to the beneficial interest holders’ election to retain their certificates.  Because the occurrence of these events is outside the unilateral control of Citigroup, we have concluded that the QSPE is demonstrably distinct pursuant to paragraph 36 of Statement 140. In addition, Citigroup does not hold any rights to call the assets transferred to the SPE and does not hold any right to call or prepay the beneficial interests issued by the QSPE to third parties.

To the extent that Citi purchases certificates following their optional tender by third parties, we monitor the resulting ownership levels (based on the 10% requirement of third-party beneficial interests in paragraph 36 of Statement 140) and conclude accordingly on the demonstrably distinct status of the QSPE.

B.            Your response indicates that Citigroup has no “explicit” call options on the transferred securities nor any other forms of continuing involvement that provide you with effective control over the transferred securities. Please tell us whether there are any “implicit” call options that could provide you with effective control over the transferred securities. For example, please discuss how you concluded that the liquidity agreements that you generally provide to the trust do not represent “implicit” call options;

Citigroup’s Response: Citigroup does not have effective control over the transferred securities, either through an explicit or implicit call feature. The liquidity arrangement provides the TOB trust with a short-term funding facility in the event that third-party investors tender their beneficial interests. However, that liquidity arrangement does not give Citigroup any explicit or implicit call option on the beneficial interests held by third parties; any decision to tender securities is solely in the control of the third-party investors.

In addition, if a third-party holder chooses to tender its beneficial interest, Citigroup may elect to acquire that beneficial interest in its capacity as market maker in the beneficial interests. Again, there are no features that either contractually or economically compel the third-party investor to tender their

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

beneficial interests to Citigroup. Accordingly, Citigroup does not have a unilateral ability to accumulate beneficial interests in the TOB trust and, thus, cannot unilaterally obtain all of the issued beneficial interests (in order to dissolve the trust and cause the return of the transferred securities). Other factors considered in our determination that Citigroup does not have effective control over the transferred securities include:

•                 Termination of the trust is a scheduled event upon which Citigroup is precluded from bidding on the sale of the assets;

•                 As described in the preceding response, early termination of the TOB trusts is outside of Citigroup’s control;

•                 Citigroup, in its role as remarketing agent, must find a replacement provider if it elects not to renew its annual agreement (thus preventing Citigroup from causing the termination of the trust by resigning as remarketing agent); and

•                 In cases where Citigroup is liquidity provider, the liquidity agreement is for the term of the TOB trust. (Thus, Citigroup cannot unilaterally terminate the liquidity agreement to create an economic incentive for the third-party beneficial interest holders to tender their beneficial interests).

C.            Tell us how much of the beneficial interests are held by the third party floater holders;

Citigroup’s Response:

[Redacted in accordance with Citigroup’s request for confidential treatment.]

D.           Your response to comment 2 indicates that you may seek to obtain insurance (subject to third party approval, where required) to protect your interests in certain of your proprietary TOB trusts. Please tell us the following:

•                 The steps involved in obtaining approval to purchase the insurance;

•                 The party responsible for paying for the insurance;

•                 An indication of how common it is for you to seek to purchase insurance to protect your interests in the TOB trusts;

•                 Whether there have been any circumstances where you were unable to obtain the required approvals to purchase the insurance; and

•                 How you concluded that the purchase of insurance after the QSPE was established does not invalidate QSPE status (paragraph 35(c)(2) of SFAS 140)

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

Citigroup’s Response: Application of insurance on the bonds underlying a TOB trust is effected via an amendment to the trust agreement which is distributed by the trustee to the beneficial interest holders. The trustee collects the approvals and, provided a majority of the third-party beneficial interest holders consent, the amendment is effective at the next optional tender date. [Redacted in accordance with Citigroup’s request for confidential treatment.] Upon amendment to the trust document, the trustee deposits the underlying bonds in a custodial account which also holds the purchased insurance. The resulting custodial receipts are held by the trust. The insurance premium is paid by Citigroup on behalf of the trust.

We have concluded that the insurance does not meet the definition of a derivative and thus is not subject to analysis under paragraph 35(c)(2) of SFAS 140. The purchased insurance protection provides for payment only upon the failure of the bond issuer to make principal and/or interest payments when due and in the amount of the loss and qualifies as a financial guarantee contract under paragraph 10(d) of Statement 133.

Instead, we have evaluated the permitted status of this financial guarantee contract under paragraph 35(c)(3) of SFAS 140. With regard to the timing of the purchased protection, we have concluded that a majority-approved amendment to the trust documents effectively establishes a new QSPE (which requires reevaluation under Statement 140) and that the application of the insurance at the time of the amendment is therefore consistent with paragraph 35(c)(3)’s requirement that financial guarantees be applied “when the [QSPE] was established.”

Financial Statements

Note 4. Business Segments, page 128

2.                                      Please refer to your response to comment 4 to our letter dated July 16, 2008. Please provide additional background on your impairment analysis of goodwill. Please address the following:

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

•                 Please provide us examples of the market comparables and multiples used in preparing the analyses of the fair value of your reporting units. In your response, please include Securities and Banking and the actual multiples and market comparables used in your analysis of that reporting unit. Please explain how those multiples and market comparables are similar to your Securities and Banking reporting unit (and the other examples provided), in regards to nature, scope and size of operations, as contemplated in paragraph 25 of SFAS 142;

Citigroup’s Response: As requested, we are including the market comparables used for certain of our reporting units as examples of what was used in determining the fair values of the reporting units as of February 29, 2008.

[Redacted in accordance with Citigroup’s request for confidential treatment.]

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

Generally, the factors considered in selecting comparable companies for purposes of fair valuing Citigroup’s reporting unit were:

•                 Each company was actively traded on a stock exchange.

•                 Each company was in a business similar to that of the reporting unit and was identified by management of the reporting unit as a competitor.

•                 Each company was generally profitable in the latest five years prior to the valuation date with 2007 as the exception.

•                 Adequate financial information for each company was available to the general public.

•                 We note that you use a single valuation approach to determine the fair value of all of your reporting units except for Securities and Banking. In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, and the fact that it is often difficult to identify market comparables for single reporting units, please tell us how you concluded that it was appropriate to only consider one valuation approach for these reporting units.

Citigroup’s Response: [Redacted in accordance with Citigroup’s request for confidential treatment.]

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

•                 Please tell us when you are evaluating your individual reporting units for impairment how you validate the reasonableness of the fair values determined. For example, tell us whether you reconcile the fair values determined in your analyses to your total market capitalization. In this regard, we note that paragraph 23 of SFAS 142 indicates that the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date, and that quoted market prices in active markets are the best evidence and should be used if available. In circumstances where an entity has multiple reporting units and all reporting units have goodwill that are tested for impairment, a tool that could be used to validate the reasonableness of the fair values determined for the individual reporting units is a reconciliation of the total fair values of the reporting units, to the market capitalization of the company, adjusted for any control premium as deemed appropriate. If you do not perform such an analysis, please indicate whether this is due to the fact that such an analysis cannot be easily performed (for example, because not all of your reporting units contain goodwill or there were not triggers of impairment at each of your reporting units at each of the times you tested goodwill for impairment), or whether you don’t believe such an analysis is meaningful. Additionally, if such an analysis is not performed, please tell us whether you perform any other procedures to evaluate the reasonableness of the fair value of the reporting units. If such an analysis is performed, please tell us the results of your procedures, including a discussion of any control premium assumed in the analysis, and how the reasonableness of that premium was evaluated.

Citigroup’s Response: We do not believe a quantitative reconciliation of total fair value of our reporting units to the market capitalization of the company adjusted for the control premium is meaningful in the current environment. We have used alternate tools such as using multiple valuation methodologies, actual transactions and independent affirmation of our valuation methodologies and assumptions to validate the reasonableness of our results.

Paragraph 23 of SFAS 142 states that quoted market prices in active markets are the best evidence of fair value of a reporting unit and should be used as the basis for the measurement, if available. Though Citigroup is a publicly traded company,

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

its individual reporting units are not. Therefore it is not possible to use quoted market prices as the basis of measurement for individual reporting units. In addition, paragraph 23 also acknowledges that the market capitalization of a reporting unit may not be representative of the fair value of the entire reporting unit as substantial value may arise from factors such as synergies and other benefits that flow from acquiring control. This analysis is further complicated when you take into consideration multiple reporting units operating in different international geographies spanning a wide array of products.

We acknowledge that absent the crisis and volatility facing financial markets presently, the market capitalization of Citigroup may be used as one tool to test the overall reasonableness of the sum of individual reporting unit fair values. However, we believe that under current market conditions, a quantitative reconciliation to the market capitalization plus a control premium is not an appropriate and meaningful measure of the reasonableness of the fair values attributed to individual reporting units for the following reasons:

•                 In line with stock prices of all financial institutions, the stock price and market capitalization for Citigroup has experienced significant volatility over the last year for a variety of reasons unrelated to the underlying performance or outlook for the business. It would be difficult to explain these frequent and often extreme fluctuations in terms of increases and decreases of fair values (as defined by SFAS 157) of individual reporting units that a willing buyer would pay in an orderly transaction at a point in time.

•                 The stock price of Citigroup is also affected by other factors which may not affect the value of its individual reporting units. For example, various analysts have expressed the view that one of the causes of Citigroup’s depressed stock price is that the markets believe the company may be more valuable if broken up into various businesses. Although the impact of this view is difficult to quantify, we believe that the potential impact of such factors results in Citigroup’s market capitalization (plus a control premium) not being representative of the fair value of individual reporting units.

•                 A forced quantitative reconciliation of Citigroup’s market capitalization (plus a control premium) would involve a top-down allocation of such value to different reporting units. Any attempt to arrive at the implied value of individual reporting units based on market capitalization of Citigroup in current market conditions would result in ascribing arbitrary fair values that would imply significantly depressed multiples in comparison to peers

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

as well as recent transactions that could not be adequately explained or supported under the exit price notion of SFAS 157 for individual reporting units.

We have, in consultation with our external valuation specialist, taken into consideration certain qualitative factors that were potentially responsible for the difference between the sum of the reporting unit fair values versus market capitalization as part of the annual goodwill impairment test performed as of July 1, 2008.  Some of the key factors are listed below:

[Redacted in accordance with Citigroup’s request for confidential treatment.]

Form 10-Q for the Period Ended June 30, 2008

Highly Leveraged Financing Commitments, page 66

3.                                      We note your disclosure on page 66 regarding the loans transferred to third parties on April 17, 2008. Please tell us the following and consider adding clarifying disclosure in future filings:

•                 the value of your senior debt securities backed by the transferred loans at the time of transfer and as of September 30, 2008; and

•                 whether there are any scenarios where the loans transferred could be put back to you, or any scenarios where your exposure could extend beyond the value of your available-for-sale debt securities recorded as part of the transaction.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

Citigroup’s Response: [Redacted in accordance with Citigroup’s request for confidential treatment.] The securities pay a floating interest rate with a floating credit spread that resets on a periodic basis at the then-current market credit spread and are therefore expected to have a fair value equal to par value.

The third-party investors have no rights to put their subordinate investments back to Citigroup and those investors are provided full management rights over the transferred loans. The governing documents provide for specified “termination triggers” (for example, triggers based on declines in value of the transferred loans) that would require the third-party investors to post additional collateral under the total return swap. If they do not do so, their management rights over the transferred loans terminate and Citigroup obtains the right to manage the transferred loans. Upon obtaining that right, Citigroup could pursue various options to mitigate losses on the senior debt securities held by Citigroup. These options would include selling the loans to independent third parties, selling the loans from the SPVs to Citigroup or simply retaining the loans in the SPVs.

Citigroup’s exposure to the transferred securities does not extend beyond the value of the available-for-sale debt securities recorded as part of the transaction, less the initial margin posted by the counterparties under the total return swap.  Should the transferred assets become worthless, the loss would be borne first by the equity tranche purchased by third-party investors, and second by the same third-party investors through the total return swap. Citigroup bears the risk of loss due to counterparty default on the total return swap, which risk has been mitigated through the receipt of cash collateral at inception of the transaction, as well as the right to require additional margin at specified dates and triggers.

In the Form 10-Q for the period ended September 30, 2008, Citigroup enhanced the disclosure regarding this transaction to note that the senior debt securities were valued at $8.3 billion as of September 30, 2008. The qualitative disclosure notes that the securities are Citigroup’s sole remaining risk with respect to the transferred loans, and describes the purchased protection and margining arrangement that protects Citigroup’s interests.

*********

In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

December 5, 2008

staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Crittenden

Gary Crittenden

Chief Financial Officer